FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1: Name and Address of Company

Burcon NutraScience Corporation ("Burcon" or the "Company")

1946 West Broadway

Vancouver, British Columbia, Canada

V6J 1Z2

Item 2: Date of Material Change

June 20, 2022.

Item 3: News Release

A news release with respect to the material change described herein was disseminated on June 21, 2022, through Newsfile Corp. and filed on www. Sedar.com.

Item 4: Summary of Material Change

On June 20, 2022, Burcon entered into a loan agreement (the "Loan Agreement") pursuant to which Large Scale Investments Limited (the "Lender"), a wholly-owned subsidiary of Firewood Elite Limited ("Firewood"), has agreed to provide Burcon with a secured loan (the "Loan") of up to $10,000,000 (the "Loan Amount") to be made available in two tranches.

Item 5.1:  Full Description of Material Change

On June 20, 2022, Burcon entered into the Loan Agreement pursuant to which the Lender, a wholly-owned subsidiary of Firewood, has agreed to provide Burcon with the Loan to be made available in two tranches.

Upon the satisfaction of certain conditions with respect to each tranche, the Loan Amount will be available in two tranches of $5 million each. The first tranche, which is currently available to the Company, has a maturity date of July 1, 2024 and the second tranche, which will only be available if certain conditions are met, will have a maturity date that is 24 months from the closing date of such tranche (in each case, the "Maturity Date"). The Lender will be paid a commitment fee of 1% of the undrawn amount of the Loan Amount under each tranche on: (i) the closing date of such tranche and (ii) each annual anniversary of the closing date of such tranche. The drawn portion of the Loan Amount will bear interest at a rate of 8% per annum (the "Principal Balance"). Interest on the Principal Balance will accrue monthly, not in advance, and will be payable on the Maturity Date of the applicable tranche.

The above summary is qualified in its entirety by reference to the terms of the Loan Agreement, which may be found under the Company's profile on SEDAR at www.sedar.com.

Firewood, the parent company of the Lender, is wholly-owned by Mr. Alan Chan, a director of Burcon. Firewood is an insider of Burcon as it currently holds 22,866,574 common shares of Burcon (the "Common Shares"), representing approximately 22.03% of the outstanding Common Shares. In addition, Mr. Alan Chan, a director of Burcon, is also a director of Firewood and the Lender, respectively.

The Loan Agreement is considered a "related party transaction" pursuant to Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101") because Firewood is a related party of Burcon, holding approximately 22.03% of the outstanding Common Shares. Burcon is relying on the exemption available under Section 5.7(1)(f) of MI 61-101 from the minority shareholder approval requirement of MI 61-101. Additionally, the Loan is exempt from the formal valuation requirement of MI 61-101 since it is a related party transaction under section (j) of the "related party transaction" definition of MI 61-101. The Loan Agreement is not expected to have an effect on the percentage of securities of Burcon beneficially owned or controlled by Firewood, since no securities of Burcon are issuable in connection with the Loan Agreement. The net proceeds from the Loan will be used to continue Burcon's joint venture operations, commercialization efforts, for partnering discussions for its plant-based protein technologies, for continued research and development of Burcon's protein extraction and purification technologies, for work on Burcon's intellectual property portfolio and for other general corporate purposes. The Loan Agreement was approved by the independent members of the board of directors of Burcon (the "Board"), with Mr. Alan Chan abstaining from the vote. The Board determined that it was beneficial for the Company to secure the funding as it was on commercially reasonable terms and will help support the Company objectives.

This material change report is being filed less than 21 days prior to execution of the Loan Agreement, which is consistent with market practice and the Company deems this to be reasonable in the circumstances.

This material change report contains forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, including statements with respect to the drawdown of the Loan, satisfaction of closing conditions to drawdown and availability of the second tranche of the Loan. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements or forward-looking information can be identified by words such as "anticipate," "intend," "plan," "goal," "project," "estimate," "expect," "believe," "future," "likely," "may," "should," "could," "will" and similar references to future periods. All statements included in this material change report, other than statements of historical fact, are forward-looking statements. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon's plans and expectations include our ability to comply with Nasdaq listing rules, the implementation of our business model and growth strategies; trends and competition in our industry our future business development, financial condition and results of operations and our ability to obtain financing cost-effectively; potential changes of government regulations; and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled "Risk Factors" in Burcon's annual information form for the year ended March 31, 2022 and its other public filings with Canadian securities regulators on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov. This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements or information. Any forward-looking statement or information speaks only as of the date on which it was made, and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance, and, accordingly, investors should not rely on such statements.

Item 5.2: Disclosure for Restructuring Transactions

Not applicable.

Item 6: Reliance on subsection 7.1(2) of National Instrument 51-102

This material change report is not being filed on a confidential basis.

Item 7: Omitted Information

Not applicable.

Item 8: Executive Officer

Peter Kappel, Interim Chief Executive Officer

Telephone: (604) 733-0896 Ext. 15

Email: pkappel@burcon.ca

Item 9: Date of Report

June 29, 2022.